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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934

                                    MESA Inc.
                                (Name of issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   590911103
                                (CUSIP number)

Dennis R. Washington                          Dorn Parkinson
c/o Washington Corporations                   c/o Washington Corporations
101 International Way                         101 International Way
Missoula, Montana 59802                       Missoula, Montana  59807
(406) 523-1300                                (406) 523-1300



                                  Joel L. Reed
                          Batchelder & Partners, Inc.
                     4330 La Jolla Village Drive, Suite 200
                          San Diego, California 92122
                                 (619) 456-6655
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                        San Francisco, California 94111
                                 (415) 391-0600

                                  May 10, 1996
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]
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                 This Amendment No. 8 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

                 On September 20, 1995, the Reporting Persons and certain other persons entered into an Agreement of Compromise and Settlement (the "Settlement Agreement") with the Company and Boone Pickens. A copy of the Settlement Agreement was filed as an Exhibit to Amendment No. 5 to this Schedule 13D and incorporated herein by reference. Except as specifically permitted by the Settlement Agreement, the Reporting Persons have agreed that they will not, prior to December 31, 1996, take certain actions with respect to, among other things, the solicitation of proxies with respect to securities issued by the Company. The Settlement Agreement permits the Reporting Persons to conduct a proxy solicitation with respect to the Company's 1996 Annual Meeting if, at the time of the solicitation, the Company has not effected a business combination, sale of assets or equity or similar transaction that meets certain criteria as to size and as to which an acceptable investment banker renders a favorable opinion as to the fairness of the transaction, all as set forth in the Settlement Agreement (an "Endorsed Major Transaction") or has consummated a similar transaction that is not an "Endorsed Transaction" under the criteria set forth in the Settlement Agreement.

                 On April 26, 1996, the Board of Directors of the Company (with Messrs. Parkinson and Reed dissenting) approved a recapitalization of the Company (the "Recapitalization") which includes, among other things, a sale of preferred stock, a refinancing of certain Company indebtedness and a rights offering to the Company's shareholders. According to the Company, the issuance of the preferred stock together with the rights offering will constitute an Endorsed Major Transaction.

                 Also on April 26, 1996, the Company's Board of Directors approved July 30, 1996 as the date for the Company's 1996 Annual Meeting of Shareholders.

                 On May 10, 1996, pursuant to a provision of the Company's bylaws, Mr. Washington notified the Company that he wishes to nominate seven candidates for election as directors at the 1996 Annual Meeting of Shareholders of the Company and of his intent to cumulate votes in the election of directors at the Annual Meeting. The Company's bylaws require that a shareholder wishing to nominate persons for election to the Board of Directors at a meeting of shareholders must notify the Company not less than eighty days in advance of such meeting. Mr. Washington has provided the notice at this time in order to preserve his ability to nominate directors at the 1996 Annual Meeting. Mr. Washington's nominees are: Charles C. Cox, Michael C. Jensen, Leonard Judd, Sy Orlofsky, Dorn Parkinson, Joel L. Reed and Kurt H. Wulff. It is currently anticipated that the Reporting Persons will not solicit proxies with respect to the 1996 Annual Meeting prior to the vote of the Company's shareholders on the Recapitalization, although the Reporting Persons reserve the right to solicit proxies subject to applicable restrictions in the Settlement Agreement.

Item 7.       Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated October 5, 1995 (incorporated by reference to Amendment No. 6 to this Schedule 13D filed October 5, 1995).



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                                   SIGNATURE

                After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996
                                                /s/ Dennis R. Washington
                                                Dennis R. Washington


                                                /s/ Dorn Parkinson
                                                Dorn Parkinson


                                                /s/ Joel L. Reed
                                                Joel L. Reed





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                                 EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated October 5, 1995 (incorporated by reference to Amendment No. 6 to this Schedule 13D filed October 5, 1995).





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